UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

OCUGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67577C 105

(CUSIP Number)

Cora Binchy

Stonehage Fleming Trust Holdings (Jersey) Limited

No. 2, The Forum, Grenville Street, St. Helier

Jersey JE1 4HH, Channel Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Albert Vanderlaan

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(617) 648-9100

September 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67577C 105	SCHEDULE 13D

1	Names of Reporting Persons: Wilmslow Estates Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 87,647(1)
	8	Shared Voting Power
	9	Sole Dispositive Power 87,647(1)
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 87,647(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.76%(1)
14	Type of Reporting Person: OO

(1)	See Item 5 of the Schedule 13D.

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Schedule 13DA”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2014, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on September 3, 2016, that certain Amendment No. 2 to Schedule 13D filed with the SEC on October 11, 2018 and that certain Amendment No. 3 to Schedule 13D filed with the SEC on February 12, 2019 (collectively, the “Schedule 13D”), with respect to shares of the common stock, par value $0.01 per share (the “Common Stock”) and warrants to purchase Common Stock (the “Common Stock Warrants”) of Histogenics Corporation, a Delaware corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13DA.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

In connection with the Company’s closing of a merger (the “Merger”) with Ocugen, Inc. (“Ocugen”) on September 27, 2019 pursuant to that certain Agreement and Plan of Merger and Reorganization dated April 5, 2019, as amended (the “Merger Agreement”), the Reporting Person holds 0.76% of Ocugen’s outstanding Common Stock, which is less than five percent (5%) of the Common Stock of Ocugen (which is the company continuing after the Merger).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by adding the following information to Item 5:

(a) and (b)

As of September 27, 2019, the Reporting Person beneficially owned 87,647 shares of Common Stock, which represents 0.76% of the outstanding shares of Common Stock of Ocugen, which is less than 5% of the outstanding shares of Common Stock of Ocugen. This percentage is based upon 11,491,009 shares of Common Stock outstanding immediately after the consummation of the Merger. The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2019

WILMSLOW ESTATES LIMITED

By: Chaumont (Directors) Limited, the corporate director of the Reporting Person

By:	/s/ Cora Binchy /s/ Karen Oliver
Name:	Cora Binchy Karen Oliver
Title:	Directors